Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009

● Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK:
981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2009.
● Overall revenue decreased to $146.5 million in 1Q09, down by 46.2% QoQ from 4Q08 due to a 47.8% decrease in wafer shipments. Gross margin was -88.3%
in 1Q09 compared to -27.4% in 4Q08 due to a significant decline in wafer shipment and fab utilization. Simplified ASP increased to $869 in 1Q09, up
3.1% QoQ from $843 in 4Q08 and up 8.9% YoY from $798 in 1Q08. Despite a sharp reduction in fab utilization, the Company generated $78 million of net cash from operating activities in 1Q09. The Company has lined up new credit facilities totalling approximately $240 million. The Company recorded a net loss of $178.4 million in 1Q09, compared to a net loss of $139.5 million in
4Q08.
● Set out below is a copy of the full text of the press release made by the Company on April 29, 2009 in relation to its results for the three months ended March 31, 2009.
● This announcement is made pursuant to the disclosure obligations under
Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock
Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on April 29, 2009.

Set out below is a copy of the full text of the press release by the Company on April 29, 2009 in relation to its results for the three months ended March 31, 2009.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – April 29, 2009. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2009.

First Quarter 2009 Highlights:

•	Overall revenue decreased to $146.5 million in 1Q09, down by 46.2% QoQ from 4Q08 due to a 47.8% decrease in wafer shipments.

•	Gross margin was -88.3% in 1Q09 compared to -27.4% in 4Q08 due to a significant decline in wafer shipment and fab utilization.

•	The Company recorded a net loss of $178.4 million in 1Q09, compared to a net loss of $139.5 million in 4Q08.

•	Despite a sharp reduction in fab utilization, the Company generated $78 million of net cash from operating activities in 1Q09.

•	The Company has secured several new credit facilities totalling approximately $240 million.

•	Simplified ASP increased to $869 in 1Q09, up 3.1% QoQ from $843 in 4Q08 and up 8.9% YoY from $798 in 1Q08.

Second Quarter 2009 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase 58% to 62%.

•	Operating expenses excluding foreign exchange difference are expected to range from $79 million to $83 million.

•	Capital expenditures are expected to range from $38 million to $43 million.

•	Depreciation and amortization are expected to range from $203 million to $206 million.

Commenting on the quarterly results, Dr. Richard Chang, Chief Executive Officer of SMIC, remarked, “In the first quarter our revenue exceeded our previous guidance by 7.5%, and our quarterly ASP increased 8.9% year-over-year. Among the total wafer revenue, logic products contributed 96.9%. We also witnessed significant month-over-month increases on wafer orders and fab movements since Chinese New Year. The strong order recovery was driven in part by the replenishment of depleted inventory and also from increased demand in Chinese domestic consumption on wireless LAN, mobile phones, digital displays and other consumer electronics. Global customers continue to utilize SMIC’s strategic position to capture the China market, which has experienced faster recovery since the beginning of this year due to various domestic stimulus programs sponsored by the Chinese government. We expect our second quarter 2009 utilization rate to double compared to the first quarter.

From the advanced technology front, our 45nm low-power technology qualification progress is on-track and has shown test chip yield improvement.  We completed licensed technology transfer from IBM on high-performance bulk-CMOS technology last quarter and process qualification is in progress in our Shanghai 300mm facility.  Numerous customers are engaged in our lead-customer partnership and design-in activities, in parallel with SMIC’s silicon verification with IBM’s proven 45nm technologies.  Furthermore, 65nm customer low-power product qualification is in its final stage.  We are positioned to move into volume production in the third quarter of 2009.

In the first quarter, we have received strong orders reflecting recovering demand from 90nm and 130nm technology nodes. Furthermore, we see promising new tape-out activities in the first quarter, averaging more than one tape-out per day. We continue to forge more strategic alliances to better serve our customers; such as with Dolphin Integration for its ultra-low power digital-to-analog audio converters for the Portable Media Player market, and with FlipChip International for next-generation 300mm flip chip bumping and wafer level packaging. We remain committed to collaborating with global partners to enhance our product portfolio and service scope.

In the first quarter of 2009, we generated $78 million net cash from operating activities despite the challenging market conditions. In March 2009, we signed a memorandum on strategic cooperation with China Export-Import Bank (“China EXIM Bank”), under which China EXIM Bank intends to provide total credit facilities up to RMB 3 billion (US$438 million) to SMIC. As phase one of this cooperation, China EXIM Bank has already approved a $140 million 2-year credit facility to us. During the first quarter of 2009, the Company has lined up new credit facilities totalling approximately $240 million, which includes the $140 million credit facility referred to above. This has significantly strengthened our financial position.

Into the second quarter of 2009, we are encouraged by the increasing orders received. We anticipate approximately 60% quarter-over-quarter increase in revenue in the second quarter of 2009. We are hopeful that the worst is behind us, and we are working hard on all fronts to strengthen our operational and financial performance as the overall market continues to recover.”

Conference Call / Webcast Announcement

Date: April 30, 2009
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-614-3672 / 1-800-260-8140 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2009 first quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning expected increase in our second quarter 2009 utilization rate, anticipated timing for moving into volume production for 65nm customer low power product, future collaboration with global partners, anticipated future credit facilities, anticipated increase in revenue in the second quarter 2009, our expectations regarding market recovery, our ability to strengthen our operational and financial performance, our expectations regarding the amount of our capital expenditures in 2009, and statements under “Capex Summary” and “Second Quarter 2009 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, SMIC’s ability to strengthen its products portfolio, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on November 28, 2008, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a 2005 Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue set forth in the 2005 Settlement Agreement no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.

On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30ìm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

During the pre-trial proceedings in the matter, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Court’s ruling may be appealed by SMIC following the filing of a final judgement by the Court in this matter.

The California Court has scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.

In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. There are no further hearings scheduled by that Court and it is expected that the Court will issue a ruling based on the evidence presented to it.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavourable outcome or to estimate the amount or range of potential loss.
Investor Contacts:

En-Ling Feng	Anne Wong Chen	Edith Kwan
+86-21-3861-0000 ext. 16275	+86-21-3861-0000 ext. 12804	+852-2116-2624
Enling—Feng@smics.com	Anne—CAYW@smics.com	Edith—Kwan@smics.com

Summary of First Quarter 2009 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q09	4Q08	QoQ	1Q08(3)	YoY
Revenue	146,519	272,479	-46.2%	362,369	-59.6%
Cost of sales	275,900	347,114	-20.5%	394,940	-30.1%
Gross loss	(129,381)	(74,635)	73.4%	(32,571)	297.2%
Operating expenses	46,681	46,445	0.5%	170,151	-72.6%
Loss from operations	(176,062)	(121,080)	45.4%	(202,722)	-13.2%
Other expenses, net	(4,480)	(4,146)	8.1%	(3,596)	24.6%
Income tax (expenses) credit	3,305	(745)	-	(19,142)	—
Net loss after income taxes	(177,237)	(125,972)	40.7%	(225,460)	-21.4%
Loss from equity investment	(874)	(92)	850.0%	(241)	262.7%
Net loss	(178,111)	(126,064)	41.3%	(225,701)	-21.1%
Accretion of interest to non-controlling interest holder	(259)	(13,394)	-98.1%	846	—
Loss attributable to holders of ordinary shares	(178,370)	(139,458)	27.9%	(224,855)	-20.7%
Gross margin	-88.3%	-27.4%		-9.0%
Operating margin	-120.2%	-44.4%		-55.9%

Net loss per ordinary share — basic (1)	(0.01)	(0.01)		(0.01)
Net loss per ADS – basic	(0.40)	(0.37)		(0.61)
Net loss per ordinary share – diluted (1)	(0.01)	(0.01)		(0.01)
Net loss per ADS – diluted	(0.40)	(0.37)		(0.61)

Wafers shipped (in 8” wafers)(2)	168,682	323,175	-47.8%	454,259	-62.9%

Capacity utilization	34.9%	67.7%		92.1%

Note:

(1)	Based on weighted average ordinary shares of 22,344 million (basic) and 22,344 million (diluted) in 1Q09, 18,948 million (basic) and 18,948 million (diluted) in 4Q08 and 18,579 million (basic) and 18,579 million (diluted) in 1Q08

(2)	Including copper interconnects

(3)	As restated in “SMIC Reports 2008 Second Quarter Results” issued on July 28, 2008

•	Revenue decreased to $146.5 million in 1Q09, down 46.2% QoQ from $272.5 million in 4Q08 and down 59.6% YoY from $362.4 million in 1Q08 due to lower wafer shipments.

•	Cost of sales decreased to $275.9 million in 1Q09, down 20.5% QoQ from $347.1 million in 4Q08, primarily due to a decrease in wafer shipments.

•	Gross loss increased to $129.4 million in 1Q09, up 73.4% QoQ from $74.6 million in 4Q08 and up 297.2% YoY from $32.6 million in 1Q08.

•	Gross margins decreased to -88.3% in 1Q09 from -27.4% in 4Q08 primarily due to a significant decrease in wafer shipments as well as fab utilization QoQ.

•	Total operating expenses increased to $46.7 million in 1Q09 from $46.4 million, an increase of 0.5% QoQ primarily due to a decrease in government R&D subsidies received in 1Q09. Excluding foreign exchange gain, total operating expenses in 1Q09 was $52.6 million as compared to the 1Q09 guidance of $53 million to $56 million.

•	R&D expenses increased to $18.5 million in 1Q09, up 47.7% QoQ from $12.5 million due to a decrease in government subsidies received in 1Q09. Excluding the government subsidies, R&D expenses decreased by 6.2% due primarily to a decrease in engineer experiment related expenses.

•	G&A expenses decreased to $14.9 million in 1Q09 from $16.1 million in 4Q08 primarily due to an increase in the foreign exchange gain related to operating activities, from $2.1 million in 4Q08 to $5.9 million in 1Q09.

•	Selling & marketing expenses decreased to $4.2 million in 1Q09, down 28.0% QoQ from $5.8 million in 4Q08.

Analysis of Revenues

Sales Analysis
	-	-	-
By Application	1Q09	4Q08	1Q08
Computer	4.2%	4.5%	12.8%
Communications	50.9%	45.9%	54.3%
Consumer	32.9%	37.5%	25.9%
Others	12.0%	12.1%	7.0%
By Service Type	1Q09	4Q08	1Q08

Logic (1)	85.3%	85.6%	78.4%
DRAM	2.8%	2.6%	12.1%
Management Services	4.1%	2.2%	2.5%
Mask Making, testing, others	7.8%	9.6%	7.0%

By Customer Type	1Q09	4Q08	1Q08

Fabless semiconductor companies	70.9%	65.0%	54.4%
Integrated device manufacturers (IDM)	11.4%	15.2%	31.6%
System companies and others	17.7%	19.8%	14.0%
By Geography	1Q09	4Q08	1Q08

North America	60.4%	59.9%	53.6%
Greater China (2)	32.3%	33.6%	27.7%
Asia Pacific (3)	5.2%	4.1%	6.1%
Europe	2.1%	2.4%	12.6%
Wafer Revenue Analysis

By Technology	1Q09	4Q08	1Q08

0.065ìm	0.1%	-	—
0.09ìm	8.1%	11.1%	19.8%
0.13ìm	30.8%	34.4%	25.0%
0.15ìm	0.8%	2.2%	4.2%
0.18ìm	31.5%	32.5%	32.1%
0.25ìm	0.4%	0.6%	0.5%
0.35ìm	28.3%	19.2%	18.4%

Note:
(1) Including 0.13μm copper interconnects
(2) Includes Hong Kong and Taiwan
(3) Excluding Greater China

Capacity*

Fab / (Wafer Size)	1Q09	4Q08
Shanghai Mega Fab (8”)(1)	85,000	88,000
Beijing Mega Fab (12”)(2)	33,750	40,500
Tianjin Fab (8”)	32,000	32,000
Total monthly wafer fabrication capacity	150,750	160,500

Note:

* Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2) Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

•	The change in capacity is due primarily to a change in product mix.

Shipment and Utilization

8” equivalent wafers	1Q09	4Q08	1Q08
Wafer shipments including copper interconnects	168,682	323,175	454,259

Utilization rate (1)	34.9%	67.7%	92.1%

Note:

(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased 47.8% QoQ to 168,682 units of 8-inch equivalent wafers in 1Q09 from 323,175 units of 8-inch equivalent wafers in 4Q08, and down 62.9% YoY from 454,259 8-inch equivalent wafers in 1Q08.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q09	4Q08	QoQ	1Q08	YoY
Cost of sales	275,900	347,114	-20.5%	394,940	-30.1%
Depreciation	130,375	183,916	-29.1%	159,715	-18.4%
Other manufacturing costs	138,791	156,446	-11.3%	227,731	-39.1%
Deferred cost amortization	5,886	5,886	—	5,886	-
Share-based compensation	848	866	-2.1%	1,608	-47.3%
Gross Profit	(129,381)	(74,636)	73.3%	(32,571)	297.2%
Gross Margin	-88.3%	-27.4%		-9.0%

•	Cost of sales decreased to $275.9 million in 1Q09, down 20.5% QoQ from $347.1 million in 4Q08, primarily due to a decrease in wafer shipments.

•	Gross loss increased to $129.4 million in 1Q09, up 73.4% QoQ from $74.6 million in 4Q08 and up 297.2% YoY from $32.6 million in 1Q08.

•	Gross margins decreased to -88.3% in 1Q09 from -27.4% in 4Q08 primarily due to a significant decrease in wafer shipments as well as fab utilization QoQ.

Operating Expense Analysis

Amounts in US$ thousands	1Q09	4Q08	QoQ	1Q08	YoY
Total operating expenses	46,681	46,445	0.5%	170,151	-72.6%
Research and development	18,494	12,524	47.7%	34,233	-46.0%
General and administrative	14,928	16,146	-7.5%	18,606	-19.8%
Selling and marketing	4,208	5,843	-28.0%	4,884	-13.8%
Amortization of intangible assets	9,031	11,564	-21.9%	6,784	33.1%
Impairment loss of long-lived assets	—	967	—	105,774	—
Loss (Income) from disposal of properties	20	(599)	—	(130)	—

•	Total operating expenses increased to $46.7 million in 1Q09 from $46.4 million, an increase of 0.5% QoQ primarily due to a decrease in government R&D subsidies received in 1Q09. Excluding foreign exchange gain, total operating expenses in 1Q09 was $52.6 million as compared to 1Q09 guidance of $53 million to $56 million.

•	R&D expenses increased to $18.5 million in 1Q09, up 47.7% from $12.5 million due to a decrease in government subsidies received in 1Q09. Excluding the government subsidies, R&D expenses decreased by 6.2% due primarily to a decrease in engineer experiment related expenses.

•	G&A expenses decreased to $14.9 million in 1Q09 from $16.1 million in 4Q08 primarily due to an increase in the foreign exchange gain related to operating activities, from $2.1 million in 4Q08 to $5.9 million in 1Q09.

•	Selling & marketing expenses decreased to $4.2 million in 1Q09, down 28.0% QoQ from $5.8 million in 4Q08.

•Other Income (Expenses)

Amounts in US$ thousands	1Q09	4Q08	QoQ	1Q08	YoY
Other income (expenses)	(4,480)	(4,146)	8.1%	(3,596)	24.6%
Interest income	436	1,184	-63.2%	3,758	-88.4%
Interest expense	(5,498)	(7,133)	-22.9%	(17,267)	-68.2%
Foreign currency exchange gain (loss)	(357)	(2,543)	-86.0%	10,317	—
Other, net	939	4,346	-78.4%	(404)	—

•	Interest income declined in 1Q09 due to significantly lower bank deposit rate.

•	Overall interest expense decreased to $5.5 million in 1Q09 from $7.1 million in 4Q08 primarily due to a lower average loan balance and lower interest rates; however, the effect was partially offset by lower government interest subsidies received in 1Q09.

•	Foreign exchange loss arising from non-operating activities decreased to $0.4 million in 1Q09 from $2.5 million in 4Q08. Combined with the foreign exchange gain arising from operating activities, the Company recorded an overall foreign exchange gain of $5.5 million in 1Q09 as compared to a foreign exchange loss of $0.4 million in 4Q08.

•	Other, net decreased to $0.9 million in 1Q09 from $4.3 million in 4Q08.

Depreciation and Amortization

•	Total depreciation and amortization in 1Q09 was $207.8 million as compared to $207.7 million in 4Q08.

Liquidity

Amounts in US$ thousands	1Q09	4Q08
Cash and cash equivalents	502,016	450,230
Restricted Cash	11,228	6,255
Short term investments	20,732	19,928
Accounts receivable	156,177	199,372
Inventory	154,783	171,637
Others	78,728	79,437
Total current assets	923,664	926,859
Accounts payable	135,352	185,919
Short-term borrowings	270,078	201,258
Current portion of long-term debt	359,080	360,629
Others	144,146	151,967
Total current liabilities	908,656	899,773
Cash Ratio	0.5x	0.5x
Quick Ratio	0.7x	0.7x
Current Ratio	1.0x	1.0x

Capital Structure

Amounts in US$ thousands	1Q09	4Q08
Cash and cash equivalents	502,016	450,230
Restricted Cash	11,228	6,255
Short-term investment	20,732	19,928
Current portion of promissory note	29,493	29,242
Promissory note	23,792	23,590
Short-term borrowings	270,078	201,258
Current portion of long-term debt	359,080	360,629
Long-term debt	533,090	536,518
Total debt	1,162,248	1,098,405
Shareholders’ equity	2,573,891	2,749,365
Total debt to equity ratio	45.2%	40.0%

•	The increase in debt to equity ratio as of end of 1Q09 is primarily due to a decrease in shareholders’ equity as a result of the net income loss recorded in 1Q09.

Cash Flow

Amounts in US$ thousands	1Q09	4Q08
Net cash from operating activities	78,117	171,213
Net cash from investing activities	(81,785)	(120,085)
Net cash from financing activities	54,846	6,460
Net change in cash	51,786	57,349

Capex Summary

•	Capital expenditures for 1Q09 were $24 million as compared to the 1Q09 guidance of $40 million to $45 million.

•	Total planned capital expenditures for 2009 will be approximately $190 million and will be adjusted based on market conditions.

Recent Highlights and Announcements

•	FlipChip International, LLC, Announces 300mm Strategic Partnership with SMIC [2009-3-16]

•	Grant of Options [2009-2-17]

•	Further Announcement [2009-2-10]

•	Change in Directorate [2009-2-5]

•	SMIC Reports 2008 Fourth Quarter Results [2009-2-5]

•	Extraordinary General Meeting Held on February 3, 2009 Poll Results [2009-2-3]

•	Change in Directorate [2009-1-29]

•	SMIC releases preliminary version of three 65-nanometer Standard Cell Libraries [2009-1-21]

•	Notice of Extraordinary General Meeting [2009-1-15]

•	Letter to Shareholders: Website notification letter [2009-1-15]

•	Non-Exempt Continuing Connected Transactions and Refreshment of General Mandate to Allot and Issue Shares [2009-1-15]

•	Change in Directorate [2009-1-14]

•	Closure of Register of Members [2009-1-12]

•	Notification of Board Meeting [2009-1-9]

•	SMIC (NYSE: SMI, SEHK: 981) Schedules Fourth Quarter 2008 Webcast Conference Call [2009-1-9]

•	Non-Exempt Continuing Connected Transactions [2009-1-8]

•	Unusual Increase in Share Trading Price [2009-1-7]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED BALANCE SHEET
(In US dollars)
	As of the end of
	March 31, 2009	December 31, 2008
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	502,015,857	450,229,569
Restricted Cash	11,227,741	6,254,813
Short-term investments	20,731,562	19,928,289
Accounts receivable, net of allowances of $5,870,986 and $5,680,658 at March 31, 2009 and December 31, 2008, respectively	156,177,160	199,371,694
Inventories	154,783,494	171,636,868
Prepaid expense and other current assets	57,287,558	56,299,086
Receivable for sale of manufacturing equipment	21,440,494	23,137,764
Total current assets	923,663,866	926,858,083

Land use rights, net	79,234,650	74,293,284
Plant and equipment, net	2,792,875,058	2,963,385,840
Acquired intangible assets, net	191,028,492	200,059,106
Deferred cost, net	41,205,077	47,091,516
Equity investment	10,756,777	11,352,186
Other long-term prepayments	1,486,807	1,895,337
Deferred tax assets	51,969,380	45,686,470
TOTAL ASSETS	4,092,220,107	4,270,621,822

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Account payable	135,351,888	185,918,539
Accrued expenses and other current liabilities	114,185,387	122,173,803
Short-term borrowings	270,078,251	201,257,773
Current portion of promissory notes	29,492,873	29,242,001
Current portion of long-term debt	359,079,883	360,628,789
Income tax payable	467,869	552,006
Total current liabilities	908,656,151	899,772,911

Long-term liabilities:
Promissory notes	23,792,341	23,589,958
Long-term debt	533,090,173	536,518,281
Long-term payables relating to license agreements	18,375,736	18,169,006
Deferred tax liabilities	373,727	411,877
Total long-term liabilities	575,631,977	578,689,122

TOTAL LIABILITIES	1,484,288,128	1,478,462,033

Non-controlling interest	34,040,748	42,795,288
Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
22,350,521,609 and 22,327,784,827 at March 31, 2009 and December 31, 2008, respectively	8,940,209	8,931,114
Additional paid-in capital	3,491,661,468	3,489,382,267
Accumulated other comprehensive (loss) income	169,290	(439,123)
Accumulated deficit	(926,879,736)	(748,509,757)
Total stockholders’ equity	2,573,891,231	2,749,364,501

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,092,220,107	4,270,621,822

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)
	For the three months ended
	March 31, 2009	December 31, 2008
	(Unaudited)	(Unaudited)
Sales	146,518,884	272,478,762
Cost of sales	275,899,824	347,114,296
Gross loss	(129,380,940)	(74,635,534)

Operating expenses (income):
Research and development	18,494,784	12,523,835
General and administrative	14,927,735	16,146,415
Selling and marketing	4,207,593	5,843,252
Amortization of acquired intangible assets	9,030,614	11,563,678
Impairment loss of long-lived assets	—	966,667
Loss (Income) from sale of equipment and other fixed assets	20,484	(598,819)
Total operating expenses, net	46,681,210	46,445,028

Loss from operations	(176,062,150)	(121,080,562)
Other income (expense):
Interest income	436,294	1,183,576
Interest expense	(5,498,154)	(7,132,535)
Foreign currency exchange gain loss	(357,034)	(2,542,966)
Others, net	938,969	4,346,182
Total other expense, net	(4,479,925)	(4,145,743)

Loss before income tax	(180,542,075)	(125,226,305)
Income tax benefit (expense)	3,304,513	(745,310)
Loss from equity investment	(873,513)	(92,319)
Net loss	(178,111,075)	(126,063,934)

Accretion of interest to non-controlling interest holder	(258,904)	(13,394,087)
Loss attributable to holders of ordinary shares	(178,369,979)	(139,458,021)

Net loss per share, basic	(0.01)	(0.01)
Net loss per ADS, basic	(0.40)	(0.37)
Net loss per share, diluted	(0.01)	(0.01)
Net loss per ADS, diluted	(0.40)	(0.37)
Ordinary shares used in calculating basic loss per ordinary share	22,343,640,476	18,947,602,493

Ordinary shares used in calculating diluted loss per ordinary share	22,343,640,476	18,947,602,493

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)
For the three months ended
	March 31, 2009	December 31, 2008
	(Unaudited)	(Unaudited)
Operating activities
Net loss	(178,111,075)	(126,063,934)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred tax	(6,321,059)	(1,924,575)
Loss (income) from sale of equipment and other fixed assets	20,484	(598,820)
Depreciation and amortization	196,535,950	193,779,737
Amortization of acquired intangible assets	9,030,614	11,563,678
Share-based compensation	2,272,359	2,358,942
Non-cash interest expense on promissory note and long-term payable relating to license agreements	1,046,426	1,480,674
Loss from equity investment	873,513	92,320
Impairment loss of long-lived assets	—	966,667
Changes in operating assets and liabilities:
Accounts receivable, net	43,194,535	86,502,133
Inventories	16,853,373	61,385,789
Prepaid expense and other current assets	(579,942)	(5,798,143)
Accounts payable	(6,456,221)	(36,579,576)
Accrued expenses and other current liabilities	(158,281)	(15,985,881)
Income tax payable	(84,138)	34,327
Net cash provided by operating activities	78,116,538	171,213,338

Investing activities:
Purchase of plant and equipment and land use rights	(72,018,394)	(129,327,507)
Proceeds from government grant to purchase plant and equipment	6,437,831	4,181,922
Proceeds from sale of equipment	1,700,577	913,738
Proceeds received from sale of assets held for sale	770,931	—
Purchases of acquired intangible assets	(12,621,260)	(23,315,762)
Purchase of short-term investments	(31,496,963)	—
Purchase of equity investment	(278,103)	—
Sale of short-term investments	30,693,690	30,717,248
Changes in restricted cash	(4,972,928)	(3,254,813)
Net cash used in investing activities	(81,784,619)	(120,085,174)

Financing activities:
Proceeds from short-term borrowing	182,644,921	57,407,359
Repayment of short-term borrowings	(113,824,443)	(68,750,000)
Proceeds from long-term debt	—	39,397,145
Repayment of long-term debt	(4,977,014)	(174,736,605)
Repayment of promissory notes	—	(15,000,000)
Proceeds from issuance of ordinary shares	—	168,100,000
Proceeds from exercise of employee stock options	15,937	42,307
Redemption of non-controlling interest	(9,013,444)	—
Net cash provided by financing activities	54,845,957	6,460,206

Effect of exchange rate changes	608,412	(239,821)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	51,786,288	57,348,549
CASH AND CASH EQUIVALENTS, beginning of period	450,229,569	392,881,020
CASH AND CASH EQUIVALENTS, end of period	502,015,857	450,229,569

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie and Wang Zheng Gang (as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Edward S Yang and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
April 29, 2009